UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Carlyle GMS Finance, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. N/A	Page 2 of 5 Pages

1.	Names of reporting persons AFA Sjukfoersaekringsaktiebolag
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Sweden
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,059,276
	6.	Shared voting power 00,000
	7.	Sole dispositive power 1,059,276
	8.	Shared dispositive power 00,000
9.	Aggregate amount beneficially owned by each reporting person 1,059,276
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.91%
12.	Type of reporting person (see instructions) FI

13G

CUSIP No. N/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Carlyle GMS Finance, Inc.

(b)	Address of Issuer’s Principal Executive Offices

520 Madison Avenue, 38th Floor, New York, NY 10022

Item 2.

(a)	Name of Person Filing

AFA Sjukfoersaekringsaktiebolag

(b)	Address of the Principal Office or, if none, residence

Klara Soedra Kyrkogata 18, Stockholm, Sweden SE 106 27

(c)	Citizenship

Sweden

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

N/A

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 5 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Insurance company

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,059,276.

(b)	Percent of class: 5.91%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,059,276.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 1,059,276.

(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Page 5 of 5 Pages

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to § 240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a Swedish insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D. 13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/2015
Date

/s/ Orit Mizrachi
Signature

Orit Mizrachi, Attorney-in-Fact
Name/Title

List of Exhibits

Exhibit No.	Description

24	Power of Attorney